Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(In Millions)	2005	2004	2003	2002	2001
Earnings (losses):

Loss before income taxes & adjustments for
minority interest and equity earnings/(losses)
in affiliates	$(21,178)	$(1,724)	$(2,802)	$ (3,197)	$ (3,334)

Add (deduct):
Fixed charges, from below	785	616	649	759	800
Distributed earnings of affiliates	3	2	2	2	1
Amortization of capitalized interest	14	16	17	17	17
Interest capitalized	3	(1)	(3)	(25)	(79)
Preferred stock dividend requirements	(10)	(10)	(10)	(10)	(15)
Loss as adjusted	$(20,383)	$(1,101)	$(2,147)	$ (2,454)	$ (2,610)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 484	$ 448	$ 523	$ 564	$ 446
Preferred stock dividend requirements	10	10	10	10	15
Portion of rental expense representative
of the interest factor	291	158	116	185	339
Fixed charges	$ 785	$ 616	$ 649	$ 759	$ 800

Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $21.2 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003, $3.2 billion in 2002 and $3.4 billion in 2001.